Exhibit 99.2
Consolidated Financial Statements of
ABSOLUTE SOFTWARE CORPORATION
As at June 30, 2021 and 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Absolute Software Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Absolute Software Corporation and subsidiaries (the “Company”) as at June 30, 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficiency and cash flows, for each of the two years in the period ended June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended June 30, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion
/s/
Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
August 10, 2021
We have served as the Company’s auditors since 2003.

ABSOLUTE SOFTWARE CORPORATION
Consolidated Statements of Financial Position
June 30, 2021 and 2020
(Expressed in thousands of United States dollars)

	June 30, 2021	June 30, 2020

Assets

Current assets:
Cash and cash equivalents (note 14)	$140,166	$29,727
Short-term investments (note 3)	360	17,350
Trade and other receivables (note 4)	24,113	28,990
Income tax receivable	628	112
Prepaid expenses and other (note 5)	5,802	2,542
Contract acquisition assets – current (note 6)	8,253	7,501

	179,322	86,222
Property and equipment (note 7)	4,629	5,563
Right-of-use assets (note 8)	9,967	9,182
Deferred income tax assets (note 13)	31,339	22,279
Contract acquisition assets (note 6)	6,271	5,843
Goodwill	1,100	1,100

	$232,628	$130,189

Liabilities

Current liabilities:
Trade and other payables (note 9)	$34,116	$20,129
Income tax payable	20	382
Lease liabilities – current (note 10)	2,908	1,725
Deferred revenue – current (note 12(b))	93,303	80,844

	130,347	103,080
Lease liabilities (note 10)	8,960	8,411
Deferred revenue (note 12(b))	66,879	61,760

	206,186	173,251

Shareholders’ Deficiency
Share capital (note 11(b))	151,521	81,890
Equity reserve	46,489	38,524
Treasury shares	(264)	(264)
Accumulated other comprehensive income	188	—
Deficit	(171,492)	(163,212)

	26,442	(43,062)

	$232,628	$130,189

Commitments and contingencies (note 18, note 20)
Subsequent events (note 21)
See accompanying notes
t
o the Consolidated Financial Statements.

Approved on behalf of the Board:

( signed ) “Daniel P. Ryan”	( signed ) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

ABSOLUTE SOFTWARE CORPORATION
Consolidated Statements of Operations and Comprehensive Income
Year ended June 30, 2021 and 2020
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Years ended June 30,
	2021	2020

Revenue (note 1 2 )	$120,784	$104,671

Cost of r evenue	15,869	13,090

Gross margin	104,915	91,581

Operating expenses
Sales and marketing	45,584	40,207
Research and development	23,264	19,441
General and administration	30,438	16,667

	99,286	76,315

Operating income	5,629	15,266

Other (expense) income
Finance (expense) income, net	(30)	395
Interest expense – lease liability	(552)	(619)
Foreign exchange (loss) gain	(690)	200

	(1,272)	(24)

Net income before income taxes	4,357	15,242

Income tax expense (note 1 3 )	(625)	(4,607)

Net income	$3,732	$10,635

Unrealized gain on derivatives, net of tax	188	—

Net income and total comprehensive income	$3,920	$10,635

Basic net income per common share (note 11(j))	$0.08	$0.25

Diluted net income per common share (note 11(j))	$0.07	$0.24

Weighted average number of common shares outstanding
Basic	47,131,785	42,137,720
Diluted	49,916,511	44,746,451

See accompanying notes to the Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION
Consolidated Statements of Changes in Shareholders’ Deficiency
Year ended June 30, 2021 and 2020
(Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
Balance, June 30, 2019	41,645,552	$76,778	$36,745	$(360)	$—	$(163,779)	$(50,616)
Shares issued on stock option exercise	286,268	2,062	(416)	—	—	—	1,646
Shares issued under Employee Share Purchase Plan	72,023	369	—	—	—	—	369
Shares issued under Performance and Restricted Share Unit plan (“PRSU”)	540,352	2,697	(2,795)	96	—	—	(2)
Shares repurchased and cancelled under the Normal Course Issuer Bid	(8,700)	(16)	—	—	—	(33)	(49)
Share-based compensation	—	—	4,990	—	—	—	4,990
Cash dividends	—	—	—	—	—	(10,035)	(10,035)
Net income	—	—	—	—	—	10,635	10,635

Balance, June 30, 2020	42,535,495	$81,890	$38,524	$(264)	$—	$(163,212)	$(43,062)
Shares issued for cash (Note 1 1 (b))	6,272,727	69,000	—	—	—	—	69,000
Share issuance cost	—	(4,228)	—	—	—	—	(4,228)
Shares issued on stock option exercise	106,844	805	(149)	—	—	—	656
Shares issued under Employee Stock Ownership Plan	68,089	512	—	—	—	—	512
Shares issued under PRSU	590,674	3,542	(4,781)	—	—	—	(1,239)
Share-based compensation	—	—	8,539	—	—	—	8,539
Cash dividends	—	—	—	—	—	(12,012)	(12,012)
Unrealized gain on derivatives, net	—	—	—	—	188	—	188
Tax deduction on share-based compensation	—	—	4,356	—	—	—	4,356
Net income	—	—	—	—	—	3,732	3,732

Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442

See accompanying notes to the Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION
Consolidated Statements of Cash Flows
Years ended June 30, 2021 and 2020
(Expressed in thousands of United States dollars)

	Years ended June 30,
	2021	2020
Cash from (used in):
Operating activities:
Net income	$3,732	$10,635
Items not involving cash:
Depreciation of property and equipment (note 7 )	3,220	3,385
Amortization of right-of-use assets (note 8 )	2,486	1,930
Amortization of contract acquisition assets (note 6 )	10,980	8,594
Share-based compensation (note 1 1 ( g ))	10,359	6,772
Deferred income taxes	(4,444)	80
Current income taxes	765	—
Gain on early termination of operating lease	(26)	—
Interest	515	—
Unrealized gain on short-term investments	—	(278)
Unrealized foreign exchange loss (gain)	654	(297)
Change in non-cash working capital:
Trade and other receivables	4,877	(6,796)
Income tax receivable	(516)	596
Prepaid expenses and other	(1,692)	547
Contract acquisition assets	(12,159)	(10,032)
Trade and other payables	10,869	1,276
Income tax payable	(363)	368
Deferred revenue	17,579	8,175

Cash from operating activities	46,836	24,955

Investing activities:
Purchase of property and equipment	(2,834)	(3,856)
Lease incentive received	68	—
Proceeds from maturities of short-term investments	17,027	42,913
Purchase of short-term investments	—	(42,877)

Cash from (used in) investing activities:	14,261	(3,820)

Financing activities:
Dividends paid (note 1 1 (i))	(12,012)	(10,035)
Proceeds from public offering (note 1 1 (b))	69,000	—
Share issuance costs (note 1 1 (b))	(5,323)	—
Proceeds from exercise of stock options (note 1 1 (c))	656	1,646
Proceeds from Employee Stock Ownership Plan (note 1 1 (f))	950	444
Tax remittances on share-based compensation	(1,239)	—
Repurchase of common shares for cancellation	—	(49)
Payment of lease liabilities (note 10 )	(2,788)	(1,732)

Cash from (used in) financing activities:	49,244	(9,726)

Foreign exchange effect on cash	98	(373)

Increase in cash and cash equivalents	110,439	11,036

Cash and cash equivalents, beginning of year	29,727	18,691

Cash and cash equivalents, end of year	$140,166	$29,727

Supplemental cash flow information (note 1
4
)
See accompanying notes to the Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	NATURE OF OPERATIONS
Absolute Software Corporation (the “Company”) was incorporated under the predecessor statue of the British Columbia
Business Corporation Act
on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of a cloud-based service that supports the management and security of computing devices, applications, and data for a variety of organizations globally. The Company’s differentiated technology is rooted in its patented Persistence
®
technology, which is embedded in the firmware of laptop, desktop, and tablet devices by many leading global computer manufacturers (“PC OEMs”). Enabling a permanent digital tether between the endpoint and the organization that distributed it, Absolute provides IT and security personnel with the ability to see, manage, secure, self-heal, and deliver deep insights about their devices, applications, and network connectivity. The Company markets its solutions through PC OEMs, distributors, resellers, and managed IT service providers and directly to its customers, which include corporations, government entities, educational institutions, and consumers. While the majority of the Company’s sales are generated in North America, the Company’s products are also available internationally through resellers in the EMEA (Europe, the Middle East and Africa), Asia-Pacific and Latin American regions
.
The Company’s head office and principal address is Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49211, Vancouver, British Columbia, Canada, V7X 1K8. The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “ABST”.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The date of approval by the Company’s Board of Directors is August 10, 2021. These consolidated financial statements were prepared under the historical cost convention, except for certain items not carried at historical cost as discussed below.

(b)	Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Subsidiaries are consolidated from the date on which control is obtained. Principal operating subsidiaries are:

•	Absolute Software, Inc.

•	Absolute Software (2015) Inc.

•	Absolute Software EMEA Limited

•	Absolute Software (Vietnam) Company Limited

•	Absolute Software (Asia) Pte. Ltd
All intercompany balances are eliminated.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Foreign currency transactions and translation
Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company and its subsidiaries.
Foreign currency transactions are translated to U.S. dollars at the spot rates on transaction dates. Foreign currency monetary assets and liabilities are remeasured at period-end
exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period-end
exchange rates of monetary assets and liabilities are recognized in net income or loss in the period in which they arise.

(d)	Financial Instruments
Financial assets and financial liabilities are initially recognized at fair value, normally being the transaction price adjusted for directly attributable transaction costs. Transaction costs related to financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) are expensed immediately in net income or loss. Measurement in subsequent periods is dependent on the classification of the respective financial instrument.
The Company’s classification and measurement basis of its financial instruments are as follows:

Instrument	Classification and Measurement Basis
Cash and cash equivalents	Amortized cost
Short-term investments	FVTPL
Trade and other receivables	Amortized cost
Trade and other payables	Amortized cost
Financial assets at fair value through profit or loss are subsequently measured at fair value with net changes in fair value recognized in the statement of operations. Financial instruments at amortized cost are subsequently measured using the effective interest method.
Estimated fair values for financial instruments are designed to approximate amounts at which the instruments could be exchanged in a current arm’s-length
transaction between knowledgeable willing parties.
Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The Company classifies and discloses fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

Level 1 –	Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –
Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 –	Valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy requires
 the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.
The fair value of investments designated as fair value through profit or loss is determined based on Level 1 measurements, and is recorded in the consolidated statement of financial position, with unrealized gains and losses, net of related income taxes, recorded in the consolidated statement of operations and comprehensive income.
The Company determines at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

(e)	Derivative financial instruments and hedge accounting
The Company enters into derivative financial instruments, such as foreign exchange forward contracts, to manage its exposure to foreign exchange rate risks. The Company does not use derivative financial instruments for speculative purposes.
Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently measured to their fair value at each reporting date. The Company reco
r
ds all derivative instruments at fair value on the consolidated statements of financial position. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates and forward rates and therefore fall into Level II of the fair value hierarchy.
The fair values of derivative assets are measured using Level II fair value inputs, which include period-end
mid-market
quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. Derivative assets are included within trade and other receivables.
The Company designates foreign exchange forward contracts as hedging instruments. Hedges of foreign exchange risk are accounted for as cash flow hedges.
For derivative instruments designated as cash flow hedges, the entire change in the value of the hedging instrument included in the assessment of hedge effectiveness is initially reported as a component of other comprehensive income (“OCI”), net of tax, and subsequently reclassified into income in the same period or periods in which the hedged item affects income.
At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company do
c
uments whether the hedging instrument is effective in offsetting changes in fair value or cash flows of the hedged item attributable to the hedged risk.
This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated
as a hedge and any associated unrealized gains and losses in OCI are recognized in income at that time.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company designates
 the full change in the fair value of a foreign exchange forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.
For any derivative instruments that do not meet the requirements for hedge accounting, or for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability or forecasted transaction.

(f)	Leases
The Company determines if a contract contains a lease at inception. For contracts that contain a lease, the Company recognizes a right-of-use
asset and a lease liability at the lease commencement date.
The lease liability is initially measured at the present value of future minimum lease payments over the lease term. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date and any initial direct costs incurred, less any lease incentives received. The present value of future minimum lease payments is determined using the Company’s incremental borrowing rate when the rate implicit in the Company’s leases are not readily determinable. The lease term includes all periods covered by an option to extend or terminate the lease where the Company is reasonably certain to exercise the extension option or not to exercise the termination option. The Company reassesses the lease term if and when a significant event or change in circumstances occurs that is within the Company’s control.
The
right-of-use
asset is depreciated on a straight-line basis over the lease term. The lease liability is increased to reflect the accretion of interest and reduced for the lease payments made.
The Company has lease agreements with lease and
non-lease
components, which it has elected to combine for all asset classes. In addition, the Company does not recognize right-of-use assets or lease liabilities for low value leases or leases with a term of 12 months or less for all asset classes.
The Company determines at the end of each reporting period whether there is indication that the right-of-use
asset may be impaired.

(g)	Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Short-term investments
Short-term investments consist of highly liquid short-term interest bearing securities with maturities at the date of purchase of greater than three months, but less than one year, and of other marketable securities.

(i)	Trade and other receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. A provision for impairment of trade accounts receivable is established based on a forward-looking “expected loss” impairment model. The carrying amount of the trade receivables is reduced through the use of the provision for impairment account, and the amount of any increase in the provision for impairment is recognized in the consolidated statement of operations and comprehensive income. When a trade receivable is uncollectible, it is written off against the provision for impairment account for trade accounts receivable. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of operations and comprehensive income.

(j)	Contract acquisition assets
Incremental costs of obtaining sales contracts are capitalized and amortized. These costs are presented as separate current and non-current
assets in the consolidated statement of financial position.
The capitalized amounts consist primarily of sales commissions paid to the Company’s direct and indirect sales force. Capitalized amounts also include amounts paid to employees other than the sales force who earn incentive payouts under annual compensation plans that are tied to the value of contracts acquired, and to a lesser extent, costs incurred under a branding agreement with a third party, and success fees paid to partners in emerging markets where the Company has a limited presence.
Contract acquisition assets are amortized over the estimated period of benefit, including renewal periods, unless additional costs are anticipated to be incurred to obtain renewal contracts and those costs are commensurate with the costs incurred to obtain the contract originally. The capitalized amounts are recoverable through future revenue streams under all non-cancelable
customer contracts. The Company periodically evaluates whether there have been any changes
i
n its business, the market conditions in which it operates, or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment.
Amortization of contract acquisition assets is included in sales and marketing expense in the consolidated statement of operations and comprehensive income.

(k)	Property and equipment
Property and equipment are carried at cost, less accumulated amortization and less any accumulated impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.
Each component of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

On an annual basis, the assets’ residual values and useful lives are reviewed, and adjusted if appropriate. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.
Assets are amortized on a straight-line basis over the following estimated useful lives:

Computer equipment	3 years
Furniture and equipment	5 years
Computer software	1 to 3 years
Office equipment	3 years
Trade show equipment	2 years
Leasehold improvements	Shorter of lease term or the estimated useful life

(l)	Intangible assets
Research costs are charged to operations when they are incurred. Development costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. At June 30, 2021 and June 30, 2020, the Company has not capitalized any development costs.

(m)	Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is measured at cost less any accumulated impairment losses, and is reviewed for impairment annually or more frequently if impairment indicators arise.
The impairment test methodology is based on a comparison between the higher of fair value less costs to sell and value-in-use
of each of the Company’s cash generating units (“CGUs”) and the net asset carrying values, including goodwill, of the Company’s CGUs. An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount.

(n)	Impairment of assets
Long-lived assets, including property and equipment and
right-of-use
assets are assessed for impairment at each reporting date. If there is an indication that an asset may be impaired, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs.
The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss, or any reversal of a previously-recognized impairment loss, is recognized immediately in profit or loss.

(o)	Income taxes
The tax expense for the period comprises current and deferred income tax. Taxation is recognized in the consolidated statement of operations and comprehensive income except to the extent that it relates to items recognized directly in equity, in which case the tax is recognized in equity.
Current income tax is generally the expected income tax payable on the taxable income for the year calculated using rates enacted or substantively enacted at the date of the statement of financial position in the countries where the Company’s subsidiaries operate and generate taxable income, and includes any adjustment to income tax payable or recoverable in respect of previous years.
Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities; i.e., both liabilities and assets are recorded when probable at the Company’s best estimate of the amount.
Deferred income tax is recognized using the liability method, based on temporary differences between consolidated financial statement carrying amounts of assets and liabilities and their respective income tax bases. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the date of the consolidated statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The amount of deferred income tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are reviewed at each date of the consolidated statement of financial position and amended to the extent that it is no longer probable that the related tax benefit will be realized.
Current income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Normally the Company would only have a legally enforceable right to set off a current tax asset against a current tax liability when they relate to income taxes levied by the same taxation authority and the taxation authority permits the Company to make or receive a single net payment. Deferred income tax assets and liabilities are offset when the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.
The Company’s research and development activities may be eligible to earn Investment Tax Credits. Investment Tax Credits are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Revenue recognition
The Company operates a cloud-based service, which leverages its patented Persistence technology which is embedded in the firmware of laptop, desktop, and tablet devices. Absolute provides IT and security personnel with the ability to see, manage, secure, self-heal, and deliver deep insights about their devices, applications, and network connectivity.
The Company principally derives its revenues from two sources: subscription and support revenues, which are comprised of subscription fees from customers accessing the Company’s enterprise cloud computing services (collectively, “Cloud Services”); and related professional services such as project implementation and other short-term consulting services, in addition to longer-term services such as technical account management services. Cloud Services subscription revenues are typically for terms ranging between one and five years. Other revenue consists primarily of ancillary business lines such as our consumer-focused products.
Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, for example, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
The Company determines the amount of revenue to be recognized through application of the following steps:

•	Identification of the contract, or contracts with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the Company satisfies the performance obligations.
The Company obtains the majority of its customer arrangements through PC OEM and channel partners, most of which are in North America. All revenues are recorded at the net amount received from the channel partner, provided that all significant contractual obligations have been satisfied. For direct sales, revenues are recorded at the amount received from the end customer.
The Company’s subscription service arrangements are
non-cancelable
and do not contain refund-type provisions.

i)	Subscription and Support Revenues
Subscription and support revenues are comprised of fees that provide customers with access to Cloud Services, software licenses and related support and updates during the term of the arrangement.
Cloud Services arrangements allow customers to use the Company’s hosted software without taking possession of the software. Revenue is generally recognized ratably over the contract term.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company typically invoices its reseller partners upon execution of the contract and fulfillment of services to the end customer. The Company typically executes a new contract for subsequent renewals or follow on orders. Amounts that have been invoiced are recorded in accounts receivable, provided services have been fulfilled and the contractual service term has commenced.

ii)	Professional Services and Other Revenues
The Company’s professional services contracts are generally on either a fixed fee or subscription basis. These revenues are recognized on a proportional performance basis for fixed price contracts, and ratably over the contract term for subscription managed professional services contracts.
Revenues for our consumer products are generally recognized on a subscription fee basis as described above under “Subscription and Support Revenues”. Revenues for our digital subscriber management products are typically recognized in arrears pursuant to the terms of those arrangements.
Significant Judgments - Contracts with Multiple Performance Obligations
The Company enters into contracts with its customers that may include promises to transfer multiple Cloud Services and professional services. A performance obligation is a commitment in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.
Cloud Services are distinct as such services are often sold separately. In determining whether professional services are distinct, the Company considers the following factors for each type of professional services agreement: the availability of the services from other vendors; the nature of the professional services; the timing of when the professional services contract was signed in comparison to the start date of any related Cloud Services; and the contractual dependence of the professional services on the Cloud Services.
The Company allocates the transaction price to each distinct performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.
The Company determines SSP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company’s discounting practices, the size and volume of the Company’s transactions, the customer demographic, the geographic area where services are sold, price lists, its go-to-market
strategy, historical sales and contract prices. As the Company’s go-to-market
strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to SSP.
In certain cases, the Company is able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Company generally uses a range of SSP when it has observable prices.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

If SSP is not directly observable, for example when pricing is highly variable, the Company uses a range of SSP. The Company determines the SSP range using information that may include market conditions or other observable inputs. The Company may have more than one SSP for individual products and services due to the stratification of those products and services by customer size, geography, and the other factors noted above.

(q)	Share-based compensation
The Company grants share-based awards under its Stock Option Plan, Performance and Restricted Share Unit Plan, Deferred Share Unit Plan, and Employee Share Ownership Plan. Grant date fair values are measured as follows:

•	Stock options are measured using the Black-Scholes option pricing model.

•	Restricted share units, and deferred share units are measured at the fair value of the shares on the date of grant.

•
Performance share units are measured using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the performance share unitholder’s benefit, and possible future Company performance conditions.

Forfeitures are estimated on the date of grant and are
re-assessed
each reporting period.
Equity classified awards are recognized at their grant date fair value. Compensation costs relating to equity classified awards are recognized over the vesting period, with a corresponding credit to equity reserve.
Awards granted under the Deferred Share Unit Plan are settled in cash, and as such, are liability classified awards. Liability classified awards are initially measured at their grant date fair value and are subsequently remeasured at fair value at each balance sheet date until exercised or cancelled. Compensation costs relating to the grant date fair value are recognized over the vesting period. Remeasurements during the vesting period are recognized immediately in compensation cost to the extent that they relate to past services. Fair value of liability classified awards are included in trade and other payables.
Upon exercise of stock options or purchase of common shares, any consideration paid by employees, together with the amount previously recorded in equity reserve or fair value of liability classified awards, is credited to share capital.
Compensation expense for the Employee Share Ownership Plan is determined by the difference between the share purchase price and market price at the start of each purchase period.

(r)	Income per share
Basic income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted income per share is calculated using the treasury stock method, which assumes that cash that would be received on the exercise of stock options is applied to purchase shares at the average price during the period. The difference between the shares issued on the exercise of the stock options and the number of shares purchased under this computation, on a weighted average basis, is added to the number of shares outstanding.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Significant accounting judgments
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (Note 2(
f
)), that has the most significant effect on the amounts recognized in the Company’s co
n
solidated financial statements, are related to:

i)	the determination of the functional currency for the Company and its subsidiaries;

ii)	the determination of the ranges of the Standalone Selling Prices of its subscription and support revenues; and

iii)	the determination of the Standalone Selling Price of its professional services revenues.

(t)	Key sources of estimation uncertainty
The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain.
The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.
Significant assumptions about the future and other sources of estimation uncertainty that management has made at the date of the statement of financial position, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:

•	the assessment of the Company’s incremental borrowing rate related to the recognition of lease liabilities;

•	the assessment of renewal and termination options related to the recognition of right-of-use assets and lease liabilities;

•	the inputs used in accounting for share-based compensation in the statement of operations and comprehensive income; and

•	the recognition and recoverability of the Company’s deferred tax assets

(u)	Adoption of Accounting Standards
Interest Rate Benchmark Reform – Phase 2 Amendments
In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16. The amendments complement the Phase 1 amendments published in September 2019 and focus on the effect on financial statements when an existing interest rate benchmark is replaced with an alternative benchmark rate. These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. The Company is currently evaluating the impacts of these amendments on its financial statements.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other pronouncements issued but not yet effective
Certain other pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company’s consolidated financial statements upon adoption
.

(v)	Immaterial correction of prior period amounts
Share-based compensation expense was previously presented as a separate line item in the Company’s Consolidated Statement of Operations and Comprehensive Income. For the year ended June 30, 2021, the Company includes share-based compensation expense under the respective caption in its financial statements where compensation paid to the employees is recorded. Amounts in the comparative period were corrected to conform to the current period presentation of expenses by function as follows:

	Year ended June 30, 2020	Reclassification	Year ended June 30, 2020 Adjusted

Cost of revenue	$12,627	$463	$13,090
Sales and marketing	38,001	2,206	40,207
Research and development	18,298	1,143	19,441
General and administration	13,707	2,960	16,667
Share-based compensation	6,772	(6,772)	—

3.	SHORT-TERM INVESTMENTS
The Company’s short-term investments are comprised of the following:

	June 30, 2021	June 30, 2020

Investment grade securities	$—	$16,990
Term deposits	360	360

	$360	$17,350

The Company’s investment grade securities include Canadian and U.S. government and agency securities, including treasury bills; as well as corporate bonds and certificates of deposit.

4.	TRADE AND OTHER RECEIVABLES
The Company’s trade and other receivables are comprised of the following:

	June 30, 2021	June 30, 2020

Trade receivables	$23,441	$28,882
Derivative asset	257	—
Other receivables	730	423
Allowance for doubtful accounts	(315)	(315)

	$24,113	$28,990

At June 30, 2021, 5% of the Company’s accounts receivable balance is over 90 days past due (2020 – 1%). As at June 30, 2021, 37%, 26%, and 20% (2020 – 55%, 16%, and 16%) of the receivable balances are owing from three OEM and distributor partners.

5.	PREPAID EXPENSES AND OTHER
The Company’s prepaid expenses and other are comprised of the following:

	June 30, 2021	June 30, 2020
Prepaid expenses	$4,234	$2,542
Transaction costs on term loan	1,568	—

	$5,802	$2,542

During the year ended June 30, 2021, the Company incurred $1,568,000 of transaction costs relating to its term loan from Benefit Street Partners LLC (note 21(b)), which will be accounted for as a reduction of the principal amount upon receipt of proceeds.

6.	CONTRACT ACQUISITION ASSETS
The following table provides a reconciliation of contract acquisition assets for the years ended June 30, 2021 and 2020:

	Years ended June 30,
	2021	2020

Balance, beginning of year	$13,344	$11,906
Contract acquisition costs incurred	12,160	10,032
Amortization	(10,980)	(8,594)

Balance, end of year	14,524	13,344
Less: current portion	(8,253)	(7,501)

	$6,271	$5,843

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7 .	PROPERTY AND EQUIPMENT
The Company’s property and equipment are comprised of the following:

	June 30, 2021
	Cost	Accumulated Amortization	Carrying amount

Computer equipment	$10,679	$7,335	$3,344
Furniture and equipment	1,770	1,447	323
Computer software	4,973	4,819	154
Office equipment	2,240	2,198	42
Leasehold improvements	3,499	2,733	766

	$23,161	$18,532	$4,629

	June 30, 2020
	Cost	Accumulated Amortization	Carrying amount

Computer equipment	$9,276	$5,784	$3,492
Furniture and equipment	1,768	1,149	619
Computer software	4,830	4,547	283
Office equipment	2,212	2,163	49
Leasehold improvements	3,489	2,369	1,120

	$21,575	$16,012	$5,563

The following table summarizes property and equipment activity for the years ended June 30, 2021 and 2020:

	Year ended June 30, 2021
	Carrying amount, opening	Additions	Amortization	Carrying amount, ending

Computer equipment	$3,492	$2,102	$(2,250)	$3,344
Furniture and equipment	619	3	(299)	323
Computer software	283	143	(272)	154
Office equipment	49	28	(35)	42
Leasehold improvements	1,120	10	(364)	766

	$5,563	$2,286	$(3,220)	$4,629

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7 .	PROPERTY AND EQUIPMENT ( C ontinued)

	Year ended June 30, 2020
	Carrying amount, opening	Additions	Amortization	Carrying amount, ending

Computer equipment	$4,525	$1,160	$(2,193)	$3,492
Furniture and equipment	515	370	(266)	619
Computer software	270	180	(167)	283
Office equipment	132	40	(123)	49
Leasehold improvements	714	1,042	(636)	1,120

	$6,156	$2,792	$(3,385)	$5,563

8 .	RIGHT OF USE ASSETS
The Company enters into leases for office space and data centers in Canada, the United States, Vietnam and the United Kingdom. These leases have remaining lease terms of 1 to 5 years.
The following table provides a reconciliation of right
-
of
-
use assets for the years ended June 30, 2021 and June 30, 2020:

	June 30, 2021	June 30, 2020

Balance, beginning of year	$9,182	$8,917
Additions and adjustments	3,480	2,195
Disposals	(209)	—
Amortization	(2,486)	(1,930)

Balance, end of year	$9,967	$9,182

9 .	TRADE AND OTHER PAYABLES
The Company’s trade and other payables a
r
e comprised of the following:

	June 30, 2021	June 30, 2020

Payroll and employee benefits	$9,601	$9,670
Trade payables	14,051	4,173
Deferred share units	4,688	3,685
Customer deposits	3,701	1,687
Accrued liabilities	1,824	527
Accrued warranty	15	133
Sales taxes payable	236	254

	$34,116	$20,129

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10 .	LEASE LIABILITIES
The following table provides a reconciliation of lease liabilities for the year ended June 30, 2021 and June 30, 2020:

	June 30, 2021	June 30, 2020

Balance, beginning of year	$10,136	$9,700
Additions and adjustments	3,314	2,466
Lease payments	(2,788)	(2,352)
Interest	552	619
Unrealized foreign exchange loss (gain)	654	(297)

Balance, end of year	11,868	10,136
Less: current portion	(2,908)	(1,725)

	$8,960	$8,411

The Company’s maturities of lease liabilities, for the years ended June 30, are as follows as at June 30, 2021:

2022	$3,244
2023	3,284
2024	3,263
2025	2,156
2026	739

$12,686

1 1 .	SHARE CAPITAL AND EQUITY RESERVE

(a)	Authorized
100,000,000 common shares, no par value

(b)	Issued and outstanding
Common shares issued through public offering
On October 30, 2020, the Company completed an underwritten public offering in the United States of America and Canada of 6,272,727 common shares at a price of $11.00 per common share, for aggregate gross proceeds of $69,000,000. Costs of the underwriting fees and expenses were $5,323,000
, or $4,228,000 net of deferred tax asset recognized. Costs of underwriting fees and expenses are recognized in equity as a reduction of share capital.
Common shares issued pursuant to share-based compensation plans
During the year ended June 30, 2021, the Company issued 106,844 common shares on exercise of employee stock options (note 1
1
(c)), 590,674 common shares pursuant to its Performance and Restricted Share Unit
Plan
(
the
“PRSU
 Plan
”) (note 1
1
(d)) and 68,089 common shares pursuant to its
2019
Employee Share Ownership Plan (the “ESOP”) (note 1
1
(f)). Aggregate proceeds from the exercise of employee stock options was $656,000, and from the ESOP was $512,000.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 1 .	SHARE CAPITAL AND EQUITY RESERVE (Continued)

During the year ended June 30, 2020, the Company issued 286,268 common shares on exercise of employee stock options (note 1
1
(c)), 540,352
common shares pursuant to its PRSU Plan (note 11(d)) and

72,023
common shares pursuant to the ESOP (note 11(f)). Aggregate proceeds from the exercise of employee stock options was
$
1,646,000
, and from the ESOP was $
369,000
.

(c)	Stock Option Plan
The Company’s share-based compensation plans include
the 2000 Share
Option Plan (“Option Plan”).
In 2001, the Company’s Board of Directors adopted the Option Plan (as amended in 2007, 2009, 2015 and 2018). Under the Option Plan, the maximum number of common shares reserved for issuance is limited to 12% of the number of common shares outstanding, less the amount that are issuable under the PRSU Plan (note 11(d)) and the ESOP (note 11(f)). At June 30, 2021, the maximum number of common shares available under the Option Plan was
3,114,125 (2020 – 2,324,924), of which 2,431,848 remained available for grant thereunder.
Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 1 .	SHARE CAPITAL AND EQUITY RESERVE (Continued)

The following table summarizes activity under the Option Plan for the years ended June 30, 2021 and 2020:

	Year ended June 30,
	2021		2020
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)

Outstanding, beginning of year	791,171	$7.87	1,151,213	$7.82
Exercised	(106,844)	8.05	(286,268)	7.79
Forfeited	(1,800)	7.46	(58,474)	7.50
Expired	(250)	9.16	(15,300)	7.35

Outstanding, end of year	682,277	$7.84	791,171	$7.87

The following table summarizes information about stock options outstanding and exercisable at June 30, 2021:

	Options Outstanding			Options Exercisable
Range of exercise prices (CAD)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)

$6.03 - $8.41	297,277	1.99	$6.49	272,691	$6.41
$8.42 - $9.16	385,000	4.68	8.89	192,500	8.89

	682,277	3.51	$7.84	465,191	$7.43

(d)	Performance and Restricted Share Unit Plan
The Company’s share-based compensation plans also include the PRSU Plan. Under the PRSU Plan, the Company may issue Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”).
In 201
5
, the Company’s shareholders ratified the PRSU Plan (as amended in 2018). Under the PRSU Plan, the maximum number of common shares reserved for issuance is limited to 12% of the number of common shares outstanding, less the amount that are issuable under the Option Plan (note 1
1
(c))
 and
Employee Share Ownership Plan (note 1
1
(f)). At June 30, 2021, 4,984,671 (2020 – 3,963,088) common shares were eligible for grant under the PRSU Plan, of which 2,431,848 remained available for grant thereunder. In addition, the Company has a Market-based PRSU Plan (“Market PRSU Plan”). Shares issued pursuant to the Market PRSU Plan will be acquired, at the Company’s election, under the terms of permissible share buyback mechanisms, including the Company’s Normal Course Issuer Bid, and will not be issued from treasury. At June 30, 2021, none of the outstanding PSUs or RSUs were issued pursuant to the Market PRSU Plan.
Terms and conditions of PSUs and RSUs granted are determined by the Board of Directors in accordance with the PRSU Plan terms.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 1 .	SHARE CAPITAL AND EQUITY RESERVE (Continued)

Performance Share Units
Under the PRSU Plan, PSUs are issued to eligible persons and typically vest after a three-year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted. The expiry date of the PSU grants is typically
December 31 of the year
in which
the
tranche vests
. PSUs outstanding as at June 30, 2021 have a weighted average term to expiry of 3.2 years.
The following table summarizes PSU activity for the years ended June 30, 2021 and 2020:

	Year ended June 30,
	2021	2020

Outstanding, beginning of year	617,373	312,404
Granted	230,572	444,033
Exercised	(17,570)	(18,910)
Forfeited	(16,440)	(120,154)

Outstanding, end of year	813,935	617,373

At June 30, 2021, none of the outstanding PSUs had vested. The weighted average grant date fair value of PSUs granted during the years ended June 30, 2021 was $12.14 (2020 – $7.90).
During the year ended June 30, 2021, the Adjustment Factor related to the PSUs granted was related to the achievement of Company-specific performance targets. The fair value of the PSUs granted was estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future Company performance conditions.
Restricted Share Units
Under the PRSU Plan, RSUs are issued to eligible persons and typically
vest over a three year period (33.3% vesting on each

grant
anniversary date). The expiry date of the RSU grants is generally December 31 of the year in which the tranche vests. RSUs outstanding as at June 30, 2021 have a weighted average term to expiry of 1.3 years.
The following table summarizes RSU activity for the years ended June 30, 2021 and 2020:

	Year ended June 30,
	2021	2020

Outstanding, beginning of year	1,811,963	1,282,298
Granted	701,732	1,288,092
Exercised	(573,104)	(521,442)
Forfeited	(201,702)	(236,985)

Outstanding, end of year	1,738,889	1,811,963

At June 30, 2021, 214,209
(2020 – 44,767)
of the outstanding RSUs had vested. The weighted average grant date fair value of RSUs granted during the year ended June 30, 2021 was $11.87 (2020 – $6.64).

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 1 .	SHARE CAPITAL AND EQUITY RESERVE (Continued)

The fair value of the RSUs granted was estimated on the grant date using the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.

(e)	Deferred Share Unit Plan
The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan. The DSU Plan is a cash-settled share based compensation plan.
In 2016, the Company’s shareholders ratified the DSU Plan. Terms and conditions of DSUs granted are determined by the Board of Directors.
Under the DSU Plan, DSUs are issued to eligible persons and generally vest over a one year period (25% per three months). DSUs are not eligible for redemption until the unitholder ceases to be an eligible person. The term of the DSU grants is coterminous with the date the unitholder ceases to be an eligible person.
The following table summarizes activity under the DSU Plan for the years ended June 30, 2021 and 2020:

	Year ended June 30,
	2021	2020

Outstanding, beginning of year	377,612	340,862
Granted	6,763	85,062
Released	(60,365)	(48,312)

Outstanding, end of year	324,010	377,612

The weighted average grant date fair value of DSUs granted during the year ended June 30, 2021 was $13.94 (2020 – $10.13). At June 30, 2021, fair value of liabilities arising from the DSU Plan was $4,688,000 (2020 – $3,685,000). The amount is included within trade and other payables.

(f)	Employee Share Ownership Plan and Prior ESOP
In December 2019, the Company’s shareholders ratified the Employee Share Ownership Plan (“ESOP”). Previously the Company had the Employee Share Ownership Plan (“Prior ESOP”), which was adopted in 2004.
The terms of the ESOP allow employees to purchase up to 350,000 common shares from treasury at a 15% discount from the market price. Each employee can allocate an annual maximum of CAD $15,000 per year to the purchase of common shares through two, six month offering periods per year. The ESOP became effective January 1, 2020, and on that date, the Prior ESOP lapsed.
During the year ended June 30, 2021, 68,089 common shares (2020 – 72,023 common shares) were issued under the ESOP at a weighted average price of $7.52 (2020 – $5.12) per share.
At June 30, 2021, 281,911 common shares were available for grant under the ESOP.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 1 .	SHARE CAPITAL AND EQUITY RESERVE (Continued)

(g)	Share-based compensation expense
The Company’s share-based compensation for the years ended June 30, 2021 and 2020 was comprised as follows:

	Year ended June 30,
	2021	2020

Stock Option	$111	$162
PSU	1,802	956
RSU	6,489	3,821
DSU	1,820	1,781
ESOP	137	52

	$10,359	$6,772

The Company’s share-based compensation was attributable to the following areas for the year ended June 30, 2021 and 2020:

	Year ended June 30,
	2021	2020

Cost of revenue	$1,335	$463
Sales and marketing	3,271	2,206
Research and development	1,626	1,143
General and administration	4,127	2,960

	$10,359	$6,772

(h)	Treasury shares
During 2017, the Company acquired 104,567 treasury shares for a total cost of $499,000, pursuant to a TSX Normal Course Issuer Bid order to fund the Company’s Market PRSU Plan (note 1
1
(d)).
At June 30, 2021, the Company held 60,942 treasury shares with a cost of $264,000 (2020 - $264,000).

(i)	Dividends
During the year ended June 30, 2021, the Company declared four quarterly dividends of CAD$0.08 per share on its common shares, amounting to $12,012,913. The dividends were paid in cash to shareholders of record at the close of business on August 12, 2020, November 13, 2020, February 12, 2021, and May 14, 2021 respectively.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 1 .	SHARE CAPITAL AND EQUITY RESERVE (Continued)

(j)	Net income per share
Basic and diluted net income per share is calculated as follows:

	Year ended June 30,
	2021	2020

Net income attributable to common shareholders	$3,732	$10,635

Basic weighted average number of common shares outstanding	47,131,785	42,137,720
Effect of dilutive securities:
Stock Option	385,179	179,395
PSU	813,935	617,373
RSU	1,585,612	1,811,963

Diluted weighted average number of common shares outstanding	49,916,511	44,746,451

Basic net income per common share	0.08	$0.25

Diluted net income per common share	0.07	$0.24

1 2 .	REVENUE

(a)	Disaggregated revenue
The table below provides a disaggregation of our overall revenues for the years ended June 30, 2021 and 2020:

	Year ended June 30,
	2021	2020

Cloud Services	$112,439	$96,334
Managed professional services	4,609	4,174

	117,048	100,508
Professional services	309	420
Other	3,427	3,743

	$120,784	$104,671

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 2 .	REVENUE (Continued)

(b)	Deferred revenue
The following table provides a reconciliation of deferred revenue balances to invoiced billings and revenue for the years ended June 30, 2021 and 2020:

	Year ended June 30,
	2021	2020

Balance, beginning of year	$142,604	$134,428
Billings	138,362	112,847
Revenue recognized	(120,784)	(104,671)

Balance, end of year	160,182	142,604
Less: current portion	(93,303)	(80,844)

	$66,879	$61,760

In the year ended June 30, 2021, revenue recognized included $80,844,000 (2020 – $76,722,000) that was included in deferred revenue at the beginning of the period. The Company’s deferred revenue is scheduled to be recognized in the years ended June 30, as follows:

2022	$93,303
2023	40,540
2024	19,492
2025	6,847

$160,182

1 3 .	INCOME TAXES
Income tax expense for the years ended June 30, 2021 and 2020 differ from that calculated by applying statutory rates for the following reasons:

	Year ended June 30,
	2021	2020

Income before income taxes	$4,357	$15,242
Combined Federal and Provincial income tax rate	27.00%	27.00%

Tax expense at statutory rate	(1,176)	(4,115)
Permanent differences	(675)	(780)
Foreign income tax effected at lower rates	178	7
Changes in statutory tax rates	190	146
Losses and temporary differences for which no deferred tax asset has been recognized	1	(6)
Impact on deferred income tax assets due to changes in foreign exchange rates	82	(22)
Amounts over (under) provided for in prior years	775	163

Total income tax expense	$(625)	$(4,607)

Comprised of:
Current income tax expense	$(4,663)	$(1,493)
Deferred income tax expense	4,038	(3,114)

	$(625)	$(4,607)

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 3 .	INCOME TAXES (Continued)

The Company’s current tax expense is comprised of a current income tax expense of $3,001,000 (2020 – $79,000
)
in Canada, which was fully offset by Canadian Investment Tax Credits (“ITCs”); a current income tax expense of $1,595,000 (2020 – $1,305,000) in the U.S.; and a current income tax expense of $68,000 (2020 – $109,000) relating to its other foreign operations.
The ITCs are credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures (“SRED”). The ITC recovery recorded was in respect of expenditures in the year ended June 30, 2021.
The tax effect of the significant temporary differences and loss carryforwards that comprise deferred income tax assets and liabilities at June 30, 2021 and 2020 are as follows:

	Year ended June 30,
	2021	2020

Deferred income tax assets:
Deferred revenue	$19,240	$16,466
ITCs	5,676	5,222
Lease liability	3,139	2,615
Operating loss carryforwards	958	786
Property and equipment	246	266
Share-based payment	5,548	699
Share issuance costs	1,096	—

	35,903	26,054

Deferred income tax liabilities:
ROU asset	(2,642)	(2,373)
Goodwill	(297)	(297)
ITCs	(1,555)	(1,105)
Unrealized gain or loss on cash flow hedge	(70)	—

	(4,564)	(3,775)

	$31,339	$22,279

Deferred income tax assets and deferred income tax liabilities recognized in other comprehensive income and equity during the year ended June 30, 2021 are as follows:

	Year ended June 30, 2021
	Other comprehensive income	Equity

Deferred income tax assets:
Share-based payment	$—	$3,521
Share issuance costs	—	1,096

	$—	$4,617

Deferred income tax liabilities:
Unrealized gain or loss on cash flow hedge	$(70)	$—

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 3 .	INCOME TAXES (Continued)

Deferred income tax assets and deferred income tax liabilities relate to the Company’s operations in the following countries:

	Year ended June 30,
	2021	2020
Deferred income tax assets:
Canada	$28,136	$23,730
United States	6,809	1,521
United Kingdom	958	786
Vietnam	—	17

	35,903	26,054

Deferred income tax liabilities:
Canada	(3,273)	(3,023)
United States	(1,291)	(752)

	(4,564)	(3,775)

	$31,339	$22,279

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carryforward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carryforward period. The Company has recognized the deferred tax benefits of estimated U.K. operating tax loss carryforward of
$4,043,560,
which carry forward indefinitely. In addition, the Company has estimated capital losses of
 $2,003,800
in Canada, which also carry forward indefinitely. The Company has not recognized the deferred tax benefits of this capital tax loss carryforward.
The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities may result in material adjustments to net income or loss, tax assets and operating loss carryforward.

1 4 .	SUPPLEMENTAL CASH FLOW INFORMATION

	June 30, 2021	June 30, 2020

Cash	$126,258	$24,672
Cash equivalents	13,908	5,055

	$140,166	$29,727

	Year ended June 30,
	2021	2020

Cash paid for income taxes	$(1,706)	$(813)
Cash received from income taxes	1	530

Non-cash investing and financing activities
Accrued purchases of property and equipment, net	(549)	1,064

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 5 .	CAPITAL RISK MANAGEMENT
The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth and strategic acquisitions in order to provide returns to its shareholders, and have not changed since 2014. The Company’s capital structure consists of cash and cash equivalents, short-term investments, and shareholders’ deficiency, which is comprised of issued capital, equity reserve, treasury shares, and deficit. The Company does no
t
hold debt as of June 30, 2021. During 2013, the Company instituted a quarterly dividend. The Company makes adjustments to its capital structure in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. The Board of Directors reviews and approves any material transactions not in the ordinary course of business, including dividends, major investments and share repurchases.

1 6 .	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Overview
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to those risks. The principal financial risks to which the Company is exposed have not changed from the year ended June 30, 2020. The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks.

(b)	Market risk
Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company’s publicly traded investments, foreign exchange rates, and interest rates, will affect the Company’s income or the value of its financial instruments. The Company does not engage in risk management practices related to its investments or interest rate risks, such short selling with respect to its investments.
The Company operates internationally, primarily in the United States, giving rise to exposure to market risks from foreign exchange rates. The Company’s functional currency is the U.S. dollar. However, the Company maintains Canadian dollar net asset positions, and therefore records gains in periods of rising Canadian dollar exchange rates and losses in periods of declining rates. Canadian dollar operating costs are converted at current exchange rates, while revenue is recorded at historic rates from when the sales contracts were recorded into deferred revenue, and as a result the Company’s operating income decreases in periods when the Canadian dollar appreciates.
The Company engages in risk management practices related to its foreign currency denominated operating expenses by hedging using derivative instruments such as foreign exchange forward contracts.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 6 .	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS ( C ontinued)

Foreign Currency Sensitivity Analysis
Volatility in the Canadian dollar relative to the U.S. dollar could impact the Company’s current operating margins as a significant amount of operating costs are denominated in Canadian dollars. Appreciation in the Canadian dollar would negatively impact the Company’s current operating margins, while depreciation in the Canadian dollar would positively impact current operating margins. The Company is also exposed to fluctuations in the U.K. pound, through U.K. pound working capital balances and operating expenses.
If unhedged, the Company’s sensitivity to a 1% strengthening of the Canadian dollar against the U.S. dollar is an approximate decrease of $309,000 in annual operating income and a $405,000 decrease in net income. This sensitivity decreases commensurate with the amount of Canadian dollar denominated operating expenses that are hedged.
The Company’s sensitivity to a 1% strengthening of the U.K. pound against the U.S. dollar is an approximate decrease of $27,000 in annual operating income and a $26,000 decrease in net income. For a 1% weakening of the Canadian dollar or U.K. pound against the U.S. dollar, there would be an equal and opposite impact on operating income and net income.
The Company enters into foreign
exchange
forward contracts to minimize its exposure to foreign exchange rate risks. These contracts are designated as cash flow hedges.

(c)	Liquidity risk
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company mitigates liquidity risk by holding sufficient cash and cash equivalents to meet its financial obligations. The Company’s growth is financed through cash on hand and cash flows from operations. The majority of the Company’s financial liabilities recorded in trade and other payables are due within 60 days.
Given the Company’s available liquid resources as compared to the timing of the payments of liabilities
, management assesses the Company’s liquidity risk to be low.

(d)	Credit risk
Credit risk
represents
the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company. The carrying amount of the Company’s financial assets represents the Company’s maximum credit exposure.
The Company manages credit risk related to accounts receivable by carrying out credit investigations for new customers and partners, and by maintaining reserves for potential credit losses. The majority of the accounts receivable balance is due from well-capitalized computer manufacturers who have a history of paying on a timely basis. Accounts receivable are net of allowance for doubtful accounts of $315,000 (2020 – $315,000). At June 30, 2021, 5% of the Company’s accounts receivable balance is over 90 days past due (2020 – 1%).

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 6 .	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS ( C ontinued)

The Company manages credit risk related to cash, cash equivalents, and short-term investments by maintaining bank and investment accounts with high credit quality financial institutions, including Schedule 1 banks.
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be $nil. As at June 30, 2021, the Company had a credit risk exposure to counterparties with outstanding or unsettled foreign exchange derivative instruments of $257,000 on a notional amount of $4,632,000 relating to derivative assets (2020 – $nil).

(e)	Fair value of financial instruments
The carrying value of cash and cash equivalents, accounts receivable, and trade and other payables approximate their fair values due to the immediate or short-term nature of these instruments. Short-term investments are carried at market value using Level 1 valuation inputs.
The fair value of derivative assets are measured using Level 2 fair value inputs. Derivative assets are included in trade and other receivables (note 4).

(f)	Derivative financial instruments
The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. These contracts have been designated as cash flow hedges. The maturity dates of these instruments range from July 2021 to August 2021. The fair value and notional amount of foreign exchange forward contracts outstanding are as follows:

	Derivative assets
	June 30, 2021	June 30, 2020

Fair value of derivatives designated as cash flow hedges	$257	$—

Notional amount	4,632	—

As at June 30, 2021, the net unrealized gain on these forward contracts was $257,000 (2020 – $nil). Unrealized gains were recorded in trade and other receivables and other comprehensive income (“OCI”). As at June 30, 2021, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 6 .	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS ( C ontinued)

During the year ended June 30, 2021, gain of $257,000 relating to the effective portion was recognized in OCI. There was $nil reclassified from OCI into income relating to the ineffective portion. During the year ended June 30, 2021, $854,000 in hedging gains (2020 – $245,000 in hedging losses) were recognized in operating expenses.
1 7 .	SEGMENTED INFORMATION

(a)	Operating Segments
The Company and its subsidiaries operate primarily in one principal business, that being development, marketing, and support of management and data security solutions for endpoint computing devices.

(b)	Entity wide disclosures
Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non-current
contract acquisition assets, property and equipment, right
-
of
-
use assets and goodwill.

	Year ended June 30,
	June 30, 2021	June 30, 2020
Revenue
United States	$101,020	$89,719
Rest of world	17,994	12,839
Canada	1,770	2,113

	$120,784	$104,671

	June 30, 2021	June 30, 2020
Non-current assets
Canada	$10,875	$12,201
United States and rest of world	11,092	9,487

	$21,967	$21,688

1 8 .	COMMITMENTS
The Company’s minimum payments required under contractual commitments for software subscriptions, for the years ended June 30, are as follows:

2022	$1,337
2023	659
2024	114

$2,110

ABSOLUTE SOFTWARE CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2021 and 2020
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1 9 .	RELATED PARTY TRANSACTIONS
Key management personnel compensation

	June 30, 2021	June 30, 2020
Salaries, bonus, and short-term employment benefits	$2,370	$3,921
Share-based compensation	3,308	2,762

	$5,678	$6,683

In the year ended June 30, 2021, 11 individuals (2020 – 15 individuals) were included in key management personnel, inclusive of the Company’s Board of Directors.

20 .	CONTINGENCIES
Due to the nature of the Company’s business, products, and patent portfolio, the Company is involved in assertions and claims as both the initiating party and, from time to time, as a respondent to such claims. The Company believes that any such claims currently existing are without merit and intends to vigorously defend any such assertions. At this time, there are no legal matters which are believed to be material to the Company’s financial performance, liquidity, or financial condition.

2 1 .	SUBSEQUENT EVENTS

(a)	Acquisition of NetMotion
On July 1, 2021, the Company completed the acquisition of 100% of NetMotion Software, Inc. (“NetMotion”), a leading provider of connectivity and security solutions, pursuant to the Agreement and Plan of Merger dated May 11, 2021. The purchase price was approximately $340.0 million, subject to customary closing and working capital adjustments. The acquisition was financed with $65.0 million of cash on hand and $275.0 million term loan from Benefit Street Partners LLC (note 2
1
(b)).
During the year ended June 30, 2021, the Company incurred $9.1 million of acquisition costs, which are included within general and administrative expense. The Company is in the process of evaluating the initial purchase price allocation.

(b)	Term Loan
On July 1, 2021, the Company entered into a Credit Agreement with Benefit Street Partners LLC and its affiliates pursuant to which we obtained a USD
$
275.0

million secured term loan (the “Term Loan Facility”). The Term Loan Facility was drawn down in full on closing of the NetMotion acquisition. The Term Loan has a six
-year
term, and bears interest at a floating rate predicated on the LIBOR or the US base rate plus a variable margin which ranges from 5.50% to 6.00% for LIBOR loans and 4.50% to 5.00% for US base rate loans based on Absolute’s total net leverage ratio. The Company has elected an initial interest rate of LIBOR plus margin, subject to minimum interest rate of

6.75
%.

(c)	Quarterly dividend
On July 20, 2021, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on August 27, 2021 to shareholders of record at the close of b
u
siness on August 11, 2021.

(d)	Employee share ownership plan
On July 26, 2021, 42,164 common shares were issued pursuant to the Employee Share Ownership Plan.